UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On March 13, 2025, Big Tree Cloud Holdings Limited (the “Company”) received a deficiency notice (the “Nasdaq Notice”) from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that for the last 30 consecutive business days, or from January 27, 2025 to March 12, 2025, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”).

The Nasdaq Notice has no immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares will continue to trade on The Nasdaq Global Market under the symbol “DSY.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company is given 180 calendar days from the date of the Nasdaq Notice, or until September 9, 2025 (the “Compliance Date”), to regain compliance with respect to the MVPHS Requirement. The Nasdaq Notice states that to regain compliance with the MVPHS Requirement, the Company’s MVPHS must close at $15 million or more for a minimum of ten consecutive business days during the compliance period ending on the Compliance Date.

If at anytime during the compliance period the Company’s MVPHS closes at $15 million or more for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance and this matter will be closed. However, if the Company does not regain compliance by the Compliance Date, Nasdaq will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearing’s panel. However, there can be no assurance that, if the Company receives a delisting notice from the Staff and appeals the delisting determination, such appeal would be successful. Alternatively, the Company may consider applying to transfer the Company’s securities to The Nasdaq Capital Market, and the Company will need to submit an online transfer application and meet all the continued listing requirements of the Nasdaq Capital Market.

The Company intends to actively monitor the Company’s MVPHS between now and the Compliance Date and will take all reasonable measures available to the Company to regain compliance with the MVPHS Requirement. While the Company is exercising diligent efforts to maintain the listing of its ordinary shares on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with the applicable continued listing standards set forth in the Nasdaq Listing Rules for the Nasdaq Global Market.

Change of Address

On March 14, 2025, the Company relocated its principal executive office from Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen, China 518106, to Building B4, Qianhai Shengang Fund Town, Nanshan District, Shenzhen, China 518052.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “aims,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations. The Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer